UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707—8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 13, 2016, Husky Energy issued a press release announcing its 2017 production guidance and capital program. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

Date: December 13, 2016	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy To Grow Margins And Invest In Higher Return Production

Calgary, Alberta (Dec. 13, 2016) – Husky Energy announced today its 2017 production guidance and capital program.

“Our vitals are strong, including a solid balance sheet, a low break-even and a high return portfolio,” said CEO Rob Peabody.

“Our investment program will generate higher margins, further lower our corporate break even and increase our free cash flow.”

As a result of the ongoing transformation, overall sustaining and maintenance capital requirements have decreased about 25 percent over the last two years and are forecast to be in the range of $2.2-2.3 billion for 2017, added Peabody.

Project investments continue to deliver a minimum 10 percent (after tax) internal rate of return at a WTI oil price in the low $40s US per barrel, and break even with a WTI oil price in the low $30s US per barrel.

The capital expenditure program for 2017 will be in the range of $2.6-2.7 billion. Capital spending is expected to be fully funded within cash flow from operations.

NEAR-TERM GROWTH CATALYSTS

Husky plans to add approximately 45,000 barrels per day (bbls/day) of new higher return production, with average production for the year expected to be in the range of 320,000-335,000 barrels of oil equivalent per day (boe/day).

•	Increasing volumes from the Edam East, Vawn and Edam West Lloyd thermal projects, the Tucker Thermal Project and the Sunrise Energy Project are expected to raise average thermal production to about 125,000 bbls/day, an increase of more than 30 percent over 2016 average thermal production.

•	Tucker production is expected to continue to increase in 2017 towards a sustained production level of about 30,000 bbls/day in 2018.

•	Current production at Sunrise is about 35,000 bbls/day. Production will continue to ramp up throughout 2017 with average annual production expected to be in the range of 40,000 to 44,000 bbls/day (gross). Utilizing existing plant capacity, 14 previously drilled well pairs will be tied in for approximately $50 million net in late 2017. Once ramped up, average well pair production is expected to be 800-900 bbls/day.

•	The liquids-rich BD field offshore Indonesia is scheduled to ramp up to its full gas sales rate by the second half of 2017, with a fixed-price contract and a net production target of 40 million cubic feet per day (mmcf/day) of gas and 2,400 bbls/day of liquids.

•	Two new infill wells are planned in the Atlantic Region, with expected combined net peak production of about 15,000 bbls/day.

MID-TERM GROWTH CATALYSTS

The Board has sanctioned several new projects that will provide resilient growth while further lowering the Company’s cost base.

•	Three new Lloyd thermal projects with total design capacity of about 30,000 bbls/day have been sanctioned at Dee Valley, Spruce Lake North and Spruce Lake Central. Subject to regulatory approval, first production for all three is expected in 2020.

•	Development continues on a 10,000 bbls/day Rush Lake 2 Lloyd thermal project, with first oil scheduled for the first half of 2019.

•	Further investments are being made in high value flexibility projects in the Downstream business to support the growing thermal business and capture additional margins:

o	At the Lima Refinery, the crude oil flexibility project has increased heavy crude feedstock processing capacity to around 10,000 bbls/day, with the full scope of the project expected to increase capacity to 40,000 bbls/day in 2018.

o	At the partner-operated Toledo Refinery, the Company is expected to realize the full benefit of its recently completed project to increase capacity to process 65,000 bbls/day of high-TAN crude. The Refinery’s overall nameplate capacity will remain at 160,000 bbls/day.

•	Engineering is progressing to provide for the expansion of Lloydminster asphalt capacity to 60,000 bbls/day by 2021 to accommodate growing Lloyd thermal volumes; the project will be considered for sanction next year.

•	Four additional gas fields are being progressed in the Madura Strait offshore Indonesia. The MDA-MBH and MDK fields will be developed in tandem and are scheduled to come on production in the 2018-2019 timeframe, and a plan of development has been approved for the MAC field.

•	Engineering design and subsurface evaluation work continues at West White Rose to increase capital efficiency and improve resource capture; the project will be considered for sanction next year.

•	The Company is increasing investment in Western Canada resource plays, with 16 wells slated to be drilled next year. This will contribute to an anticipated increase in resource play production to about 36,000 boe/day by the end of the year.

STRONG VITALS IN PLACE

Husky’s firm foundation for growth is underpinned by the successful delivery of its financial objectives:

•	The Company now has one of the strongest balance sheets in the industry.

o	The net debt target was achieved in 2016 and is now approximately $4 billion compared to $7 billion at the beginning of the year.

•	More than 40 percent of production is now being generated from low sustaining capital projects.

o	This target was reached ahead of schedule this year and has resulted in a significant reduction in operating costs and sustaining and maintenance capital.

2017 GUIDANCE

Annual average production is expected to be in the range of 320,000-335,000 boe/day.

Oil and Liquids (mbbls/day)
Canada
Lloyd and Tucker thermal	103 – 105
Oil Sands thermal	20 – 22
Lloyd non-thermal	44 – 46
Atlantic Region	35 – 37
W. Canada (light, medium, heavy and NGLs)	19 – 20
Asia Pacific Region
Light, medium & NGLs	13 – 15
Total Oil and Liquids	234 – 245

Natural gas (mmcf/day)
Canada	345 – 353
Asia Pacific Region	171 – 182
Total Natural Gas	516 – 535
Total Production (mboe/day)	320 – 335

2 HUSKY ENERGY INC.

Capital Expenditures (1)

Upstream ($millions)
Lloyd and Tucker thermal	600 – 630
Oil Sands thermal	90 – 100
Lloyd non-thermal	85 – 90
Atlantic Region	320 – 335
W. Canada (light, medium, heavy and NGLs)	60 – 65
W. Canada natural gas	150 – 160
Asia Pacific Region	230 – 240
Upstream Total	1,535 –1,620

Unallocated capital	200 – 250
Downstream(2)	725 – 765
Corporate	95 – 105
Total	2,555 – 2,740

(1)	All amounts exclude asset retirement obligations, capitalized interest and administration.
(2)	Includes planned turnarounds.

2017 PLANNED MAINTENANCE AND TURNAROUNDS

Upstream

•	A three-week turnaround is planned at the SeaRose FPSO (floating production, storage and offloading) vessel in the third quarter.

•	A three-week turnaround at the partner-operated Terra Nova FPSO is scheduled in the third quarter.

Downstream

•	A four-week turnaround is planned at the Lloydminster asphalt refinery in the second quarter.

•	The Lloydminster Upgrader will undergo a seven-week turnaround beginning in the second quarter.

•	A five-week turnaround is scheduled at the Lima Refinery in the fourth quarter.

2016 GUIDANCE ON TRACK

Production for 2016 is expected to be within guidance at 318,000-320,000 boe/day. This was achieved even with the sale throughout the year of more than 30,000 boe/day of production, and does not include 47 mmcf/day of deferred revenue from production at the Liwan Gas Project, for which cash has been received.

The planned capital expenditure program was completed under budget with additional scope. Capex for the year is anticipated to be about $2.0 billion, about $100 million below the guided range. This reflects the ongoing cost reduction program, significant procurement savings and improved productivity throughout 2016.

U.S. refining margins are expected to remain under pressure in the fourth quarter.

3 HUSKY ENERGY INC.

CONFERENCE CALL AND INVESTOR PRESENTATION

A conference call will be held on Tuesday, December 13 at 9 a.m. Mountain Time (11 a.m. Eastern Time) to discuss the Company’s 2017 production and capital expenditure guidance. CEO Rob Peabody and CFO Jon McKenzie will participate in the call.

An investor presentation to accompany the Guidance release has been posted on the Company’s website at www.huskyenergy.com

To listen live: Canada and U.S. Toll Free: 1-800-319-4610 Outside Canada and U.S.: 1-604-638-5340

To listen to a recording (after 10 a.m. Dec. 13)

Canada and U.S. Toll Free: 1-800-319-6413

Outside Canada and U.S.: 1-604-638-9010

Passcode: 00616 followed by # sign

Duration: Available until January 16, 2017

Audio webcast: Available for 90 days at www.huskyenergy.com under Investor Relations

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.B, HSE.PR.C, HSE.PR.E and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact: Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 403-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “forecast, “guidance”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to:

4 HUSKY ENERGY INC.

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; forecasted sustaining and maintenance capital range for 2017; capital expenditures and production guidance ranges for 2017; expectation that capital spending will be fully funded by cash flow from operations; estimated breakdown by region and business segment of forecasted 2017 capital expenditures; estimated breakdown by product type and region of forecasted 2017 production; estimated volume of new high return production to be added in 2017; expectation that production will be within guidance for 2016; and expectation that capital expenditures for 2016 will be below 2016 guidance;

•	with respect to the Company’s Asia Pacific Region: planned timing of first production at the Madura Strait MDA-MBH and MDK fields; and planned timing of achieving full gas sales rate at, and targeted combined daily volumes of production from, the BD field;

•	with respect to the Company’s Atlantic Region: planned timing of, and combined net peak production from two infill wells; potential sanctioning of the West White Rose expansion in 2017 and associated anticipated benefits; and the anticipated timing and duration of turnarounds at the SeaRose FPSO and Terra Nova FPSO;

•	with respect to the Company’s Oil Sands properties: anticipated range of daily production volumes from Sunrise for 2017; and planned tie-in at Sunrise of previously drilled well pairs, estimated associated cost of tie-ins, and anticipated daily production per well pair once ramped up;

•	with respect to the Company’s Heavy Oil properties: estimated thermal operations growth for 2017; targeted 2018 daily production from Tucker; and forecasted first oil dates and nameplate capacity for the Company’s Rush Lake 2, Dee Valley, Spruce Lake North and Spruce Lake Central Lloyd thermal projects;

•	with respect to the Company’s Western Canadian oil and gas resource plays: the Company’s 2017 drilling program for its Western Canada portfolio and resulting anticipated increase in production by year end 2017; and

•	with respect to the Company’s Downstream operating segment: anticipated date of completion for the Lima crude oil flexibility project and resulting change in heavy capacity throughput; anticipated increased processing capacity of high-TAN crude at the Toledo Refinery; potential sanctioning of Lloydminster asphalt expansion in 2017 and associated timeline and production estimates; and the anticipated timing and duration of turnarounds at the Lloydminster asphalt refinery, Lloydminster Upgrader and Lima Refinery;

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2015 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

5 HUSKY ENERGY INC.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Non-GAAP Measures

This news release contains certain terms which do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measurements are used to enhance the Company’s reported financial performance or position. There are no comparable measures to these non-GAAP measures in accordance with IFRS.

These non-GAAP measures are considered to be useful as complementary measures in assessing Husky’s financial performance, efficiency and liquidity. These terms include:

•	Net debt is a non-GAAP measure that equals total debt less cash and cash equivalents. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

•	Sustaining and maintenance capital is the additional capital that is required by the business to maintain production and operations at existing levels. This term does not have any standardized meaning and therefore should not be used to make comparisons to similar measures presented by other issuers.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

Note to U.S. Readers

All currency is expressed in Canadian dollars unless otherwise directed.

6 HUSKY ENERGY INC.